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FOR IMMEDIATE RELEASE      Contact - Guy T. Marcus
February 1, 1995                     Vice President-Inv. Rel.
                                     (214) 978-2691

      HALLIBURTON REPORTS STRONG 1994 FOURTH QUARTER

     DALLAS, Texas -- Halliburton Company reported today 1994 fourth quarter net income of $127.5 million ($1.12 per share), reflecting a combination of strong performance improvement by its Energy Services business segment and a gain on the sale of its natural gas compression business unit. Excluding the $64.3 million after tax gain on the sale, net income was $63.2 million
($.56 per share).   Halliburton's 1994 fourth quarter earnings
per share, excluding the gain on the sale, is the highest since the 1985 third quarter.

     In comparison, the 1993 fourth quarter Halliburton results were a net loss of $42.0 million ($.37 per share).

     For the 1994 full year, Halliburton's net income was $177.8 million ($1.56 per share). Excluding the fourth quarter gain on the sale of the natural gas compression business and $38.1 million ($.33 per share) of after tax non-recurring costs in the second quarter related to personnel reductions and two significant engineering and construction job losses, 1994 net income was $151.6 million ($1.33 per share). In 1993 Halliburton had a net loss of $161.0 million ($1.43 per share).

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     The Energy Services business segment's 1994 fourth quarter revenues were $666.6 million compared to $831.6 million in the 1993 fourth quarter. The prior year quarter included $120.2 million of revenues associated with the geophysical business which was sold at the beginning of 1994.

     The Energy Services segment's operating income increased substantially to $95.4 million for the 1994 fourth quarter, the highest since 1984, reflecting successful implementation of strategic action plans that have continued to lower the segment's cost structure and improve organizational efficiencies. The 1994 fourth quarter operating profit margin was 14.3 percent, the highest quarterly margin achieved by the segment over the past decade. This compares to the 1993 fourth quarter reported operating loss of $28.4 million.

     The Engineering and Construction Services business segment's revenues were $811.1 million in the 1994 fourth quarter, seven percent higher than the year ago quarter. The revenues reflect strong growth by the Brown & Root Energy Services and Brown & Root Services Corp. business units. Operating income was $21.0 million in the 1994 fourth quarter compared to $23.2 million in the prior year's fourth quarter. Year end 1994 firm order backlogs increased 14 percent to $3.8 billion, compared to year end 1993.

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     Thomas H. Cruikshank, chairman of the board and chief
executive officer of Halliburton Company, stated, "The outstanding fourth quarter operating results of the Halliburton Energy Services segment occurred in a lackluster petroleum industry marketplace. This performance confirms that the dramatic improvements we achieved during the 1994 third quarter are sustainable. It is likely that the United States energy services' market in 1995 will decline as a result of lower natural gas prices. However, we expect increased demand in international markets because of higher oil prices. In addition, the improvement in earnings in the second half of 1994 caused by reduced costs, enhanced process efficiencies and renewed customer focus will carry over and benefit full year 1995 financial results. Brown & Root's engineering and construction business should also experience a better 1995.

     Consequently, we enter 1995 with confidence that we will achieve year-to-year improvement, even in a worldwide energy market that will likely be flat to slightly down in activity levels."

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.


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                               HALLIBURTON COMPANY

                          Quarter Ended       Twelve Months Ended
                           December 31,           December 31,
                     --------- ---------   ---------- ----------
                        1994      1993        1994       1993
                     --------- ---------   ---------- ----------
                     Millions of dollars except per share data
Revenues
  Energy services    $  666.6  $  831.6    $ 2,514.0  $ 2,953.4
  Engineering and
    construction
    services            811.1     756.4      2,996.2    3,140.7
  Insurance services     55.7      65.3        230.3      256.7
                     --------- ---------   ---------- ----------
    Total revenues   $1,533.4  $1,653.3    $ 5,740.5  $ 6,350.8
                     ========= =========   ========== ==========
Operating income (loss)
  Energy services    $   95.4  $  (28.4)   $   191.1  $  (147.7)
  Engineering and
    construction
    services             21.0      23.2         67.2       79.3
  Insurance services        -     (12.4)        (0.4)     (42.2)
  General corporate
  expenses               (5.3)     (4.8)       (22.9)     (22.0)
                     --------- ---------   ---------- ----------
    Total operating
    income (loss)       111.1     (22.4)       235.0     (132.6)

Interest expense        (13.5)    (14.0)       (47.1)     (50.1)
Interest income           7.8       4.1         16.2       13.9
Foreign currency losses  (0.3)     (3.2)       (15.6)     (21.0)
Gain on sale of compression
  business              102.0         -        102.0          -
Other nonoperating, net     -       0.3          0.4        0.7
                      --------- ---------   ---------- ----------
Income (loss) before income taxes and
  minority interest     207.1     (35.2)       290.9     (189.1)

Benefit (provision) for
  income taxes          (79.4)     (7.2)      (112.9)      26.6
Minority interest        (0.2)      0.4         (0.2)       1.5
                      --------- ---------   ---------- ----------
Net income (loss)    $  127.5  $  (42.0)   $   177.8  $  (161.0)
                      ========= =========   ========== ==========
Income (loss) per
share*               $    1.12 $   (0.37)   $    1.56  $   (1.43)

Average common and common
   share equivalents
   outstanding          114.2     114.1        114.2      112.5

* Per share amounts are based upon average number of common and common share equivalents outstanding.